May 29, 2025

Claudius Tsang
Chief Executive Officer, Chief Financial Officer and Chairman
A Paradise Acquisition Corp.
The Sun   s Group Center
29th Floor, 200 Gloucester Road
Wan Chai, Hong Kong

       Re: A Paradise Acquisition Corp.
           Registration Statement on Form S-1
           Filed May 22, 2025
           File No. 333-287505
Dear Claudius Tsang:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 22, 2025
Note 8 - Segment Information, page F-16

1. We note that the key measures of segment profit or loss reviewed by the CODM are general and administrative expenses. Please tell us how you determined that general and administrative expenses reflect a measure of profit or loss, and whether or not your CODM considers net loss when evaluating your single operating segment.
Part II. Information not Required in Prospectus
Item16. Exhibits and Financial Statement Schedules, page II-2

2. Please request that your auditor revise its consent in Exhibit 23.1 to reflect the report date of May 22, 2025, as reflected in their report on page F-18.
 May 29, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Xiaoxi Lin, Esq.